U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING

                                   (Check One)

[ ] Form 10-K or Form 10K-SB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

For the period ended: June 30, 2001

[ ] Transition Report on Form 10-K or Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or Form 10-QSB
[ ] Transition Report on Form N-SAR

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

ICRYSTAL, INC.
3237 KING GEORGE HWY., STE. 101-B
SURREY, BRITISH COLUMBIA, V5P 1B7 CANADA
(604) 542-5021


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K or Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

As a result of the Company's limited resources, it was unable to provide its independent accountants with all of the information requested by them to allow them to complete their review of the Company's June 30, 2001 interim financial statements in a timely manner. This process could not be completed by August 14, 2001 without unreasonable effort or expense.

Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Larry Hrabi    (604) 542-5021

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

                           ICRYSTAL, INC.
                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2001                   /s/ LARRY HRABI
-----------------------                ------------------------
                                            Larry Hrabi
                                            Chief Executive Officer